Mail Stop 4561

	June 9, 2006

Keith Gollenberg
Chief Executive Officer and President
CBRE Realty Finance, Inc.
City Place One
185 Asylum Street 37th Floor
Hartford, CT 06103

Re:	CBRE Realty Finance, Inc.
	Registration Statement on Form S-11
      Amendment No. 2 Filed May 24, 2006
      Registration No. 333-132186

Dear Mr. Gollenberg:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We understand that the office of Investment Management continues to correspond with the company in connection with our previous comment 1. Please note that all comments, including those issued by the Division of Investment Management, must be resolved before we may clear the filing for effectiveness.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Funds from Operations, page 65
2. We note your response to our previous comment 8. If you are using
FFO and AFFO as a liquidity measure please reconcile these measures to cash flows from operations.

Restricted Stock and Option Grant, page 112
3. Please expand your disclosure in response to previous comment
10
to provide the potential realizable value of the option grants as required by Item 402(c) of Regulation S-K. Since the options were granted prior to the establishment of a trading market, you may value the options using the IPO price in lieu of the fair market value. If other than the IPO price is used, the fair market value used for purposes of this table should be the same as the value used for accounting purposes to determine if any compensation expense related to the option grants is reportable. Refer to the Division`s Manual of Publicly Available Telephone Interpretations, paragraph J.17. Alternatively, please provide the present value of each grant pursuant to Item 402(c)(2)(iv)(B).

Exhibits
4. We refer to the last paragraph of the draft tax opinion provided with your May 24, 2006 letter. Please remove the language indicating that the tax opinion is rendered for use solely by the company, which implies that shareholders may not rely on the opinion.

5. Please provide us with a draft copy of the underwriting agreement with your next amendment.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Thomas Flinn, Staff Accountant, at 202-551-
3469
or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any other questions.



	Sincerely,



	Karen J. Garnett
	Assistant Director

cc:	Larry P. Medvinsky, Esq. (via facsimile)
	Clifford Chance US LLP

Keith Gollenberg
CBRE Realty Finance, Inc.
June 9, 2006
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